UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
161
SECTION


03025826

FORM 11 - K

ANNUAL REPORT

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-983

A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

NATIONAL STEEL RETIREMENT SAVINGS PLAN

B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

NATIONAL STEEL CORPORATION
4100 EDISON LAKES PARKWAY
MISHAWAKA, IN 46545-3440



EIN: 25-0687210
PN: 002

FORM 11-K

TABLE OF CONTENTS

Financial Statements and Schedule

NATIONAL STEEL
RETIREMENT SAVINGS PLAN

(Plan 002)

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

National Steel
Retirement Savings Plan

Financial Statements and Schedule

Years ended December 31, 2002 and 2001

Contents



■ **Ernst & Young LLP**
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

■ Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

The Administrator of the
National Steel Retirement Savings Plan
National Steel Corporation
Mishawaka, Indiana

We have audited the accompanying statements of assets available for benefits of the National Steel Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits for the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 30, 2003

National Steel
Retirement Savings Plan

Statements of Assets Available for Benefits

	December 31,	
	2002	**2001**
Assets		
Investments, at fair value	**$ 188,536,860**	$ 234,738,229
Assets available for benefits	**$ 188,536,860**	$ 234,738,229

See accompanying notes.

National Steel
Retirement Savings Plan

Statements of Changes in Assets Available for Benefits

	Years ended December 31,	
	2002	2001
Additions:		
Contributions:		
Employee	$ **7,468,392**	$ 7,938,986
Employer	**2,042,000**	2,173,271
Interest and dividend income	**3,203,649**	6,156,189
Loan repayment interest	**112,402**	145,580
Total additions	**12,826,443**	16,414,026
Deductions:		
Participants withdrawals—benefits	**23,698,962**	21,732,502
Administrative expenses	**32,383**	11,295
Total deductions	**23,731,345**	21,743,797
Net assets transferred from National Steel Represented Employee Retirement Savings Plan	**514,721**	670,140
Net realized and unrealized depreciation in fair value of investments	**(35,811,188)**	(37,124,093)
Net deductions	**(46,201,369)**	(41,783,724)
Assets available for benefits at beginning of year	**234,738,229**	276,521,953
Assets available for benefits at end of year	**$ 188,536,860**	$ 234,738,229

See accompanying notes.

National Steel
Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Significant Events

Bankruptcy of Plan Sponsor

On March 6, 2002, National Steel Corporation ("NSC" or the "Company") filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court ("Court"). On May 20, 2003, as approved by the Court, the Company sold substantially all of its assets to United States Steel Corporation ("US Steel") for $850 million in cash and the assumption of certain liabilities of approximately $200 million.

In conjunction with the sale to US Steel, the Company terminated the employment of a majority of the National Steel Retirement Savings Plan ("Plan") participants on May 20, 2003. The Company intends to file a liquidation plan with the Court. This could ultimately impact the decision to continue the Plan or to cease making employer contributions.

NSC Class B Common Stock

Effective March 13, 2002, the New York Stock Exchange delisted the NSC Class B Common Stock. Due to this action, the Administrative Committee of the 401(k) Plans changed the accounting method for investments in the National Steel Stock Fund option from "units" to "shares" of stock. Additionally, effective March 13, 2002, the National Steel Stock Fund was not a Plan investment option for contributions or transfers. However, participants can elect to exchange the NSC Class B Common Stock for any of the Fidelity funds in the Plan.

At December 31, 2002, the Plan held 1,770,928 shares of NSC Class B Common Stock, with a price of $0.10 per share, for an aggregate market value of $185,947. The market value of the stock continues to decline as a result of the Company's on-going bankruptcy proceedings. At April 30, 2003, the Plan held 1,495,109 shares of NSC Class B Common Stock, with a price of $0.05 per share, for an aggregate market value of $74,755.

Under the priority scheme established by the Bankruptcy Code, certain post-petition liabilities and pre-petition liabilities need to be satisfied before there can be any other distribution of the sale proceeds. The Company has stated that there will not be a recovery by its stockholders under any Chapter 11 plan.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC"). The Plan covers substantially all non-represented salaried employees of the Company and certain of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Individual accounts ("Accounts") are established for each Plan participant who may elect to allocate his or her contributions from compensation derived from regular salary earnings among any of the fifteen Fidelity funds. Participant contributions must be equal to or greater than one percent (1%) of the participant's regular salary and may be increased in multiples of one percent (1%) up to a maximum percentage specified from time to time by the Plan's administrator. The maximum contribution at December 31, 2002 is 18%. Contributions from all sources must not exceed limitations set forth in the IRC.

The Plan provides for an amount of Company matching contributions based upon the Company's profitability in the prior year. If annual profits of the Company, as defined in the Company's Profit Sharing Plan ("Profits"), are less than $50 million, the Company's matching contribution will be 50 cents for each dollar of the first 5% of each participant's before-tax regular salary reductions. If Company Profits are greater than $50 million, but are less than or equal to $100 million, the Company's matching contribution will be 80 cents for each dollar of the first 5% of each participant's before-tax regular salary reductions. If Company Profits are greater than $100 million, the Company's matching contribution will be a dollar-for-dollar match on the first 5% of each participant's before-tax regular salary reductions. After tax contributions are not matched by the Company. All amounts contributed by both participants and the Company are at all times non-forfeitable and fully vested.

Investment election changes can be made on a daily basis, in accordance with Plan provisions. Contributions may be made as either before-tax, after-tax, or rollover contributions as permitted by the IRC and as elected by the participant.

Generally, expenses of the Fidelity Management Trust, including trustee and recordkeeping fees, but excluding loan fees, are paid by the Company.

2. Description of the Plan (continued)

Participants may borrow from their Accounts a minimum of $500 up to a maximum of $50,000 or 50% of the combined total of their Accounts. Only one loan outstanding is permitted at any time under the Plan. Loan terms are up to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 5.75% to 10.5% at December 31, 2002. Principal and interest is paid ratably through monthly deductions.

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her Accounts, or upon death, disability or retirement, elect to receive annual installments over a period not to exceed the life expectancy of the participant or the joint life and the last survivor expectancy of the participant and his or her beneficiary.

Additional information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet, Retirement Programs for Salaried Employees Summary Plans Descriptions. Copies of the pamphlet are available from the Company's Human Resource Department.

3. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition

The fair value of the participation units ("shares") owned by the Plan in the Fidelity funds are based on quoted redemption values on the last business day of the Plan year. The investments in NSC Class B Common Stock are valued at the quoted market price on the last business day of the Plan year. Participant loan receivables are valued at their outstanding balances, which approximate fair value.

Interest income is recorded as earned based on the stated rate. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at their fair market value, net unrealized depreciation for the year is included in the statement of changes in assets available for benefits.

National Steel
Retirement Savings Plan

Notes to Financial Statements (continued)

3. Significant Accounting Policies (continued)

Use of Estimates

Preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

4. Investments

Pursuant to the terms of the Plan, participants may elect to invest in any of the Plan's Fidelity funds or in NSC Class B Common Stock. However, as of March 13, 2002, the National Steel Stock Fund was closed to new contributions, loan repayments and investments. Any elections for this fund have been changed to the Fidelity Cash Reserves.

Investments that represent 5% or more of the Assets Available for Benefits at December 31, 2002 and 2001 were as follows:

	December 31, 2002		December 31, 2001	
	Shares	**Fair Value**	**Shares**	**Fair Value**
Fidelity Cash Reserves	33,298,887	$ 33,298,887	34,886,638	$ 34,886,638
Fidelity Equity Income Fund	1,003,977	39,827,770	1,084,129	52,872,971
Fidelity Independence Fund	3,098,020	40,491,119	3,397,366	53,576,456
Fidelity Intermediate Bond Fund	1,510,016	16,202,474	N/A	N/A
Fidelity Magellan Fund	372,665	29,425,652	399,064	41,590,477

National Steel
Retirement Savings Plan

Notes to Financial Statements (continued)

5. Net Realized and Unrealized Depreciation in Fair Value of Investments During the Year

Year Ended December 31, 2002	
Mutual Fund Investments	$ (33,059,730)
Common Stock Investments	(2,751,458)
Total	$ (35,811,188)
Year Ended December 31, 2001	
Mutual Fund Investments	$ (36,307,189)
Common Stock Investments	(816,904)
Total	$ (37,124,093)

6. Transactions with Parties-in-Interest

A majority of the Plan investments are funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, consequently, these transactions qualify as party-in-interest transactions. Fees paid to the trustee by the Plan amounted to $32,383 in 2002 and $11,295 in 2001. The Company provides certain recordkeeping and administrative services to the Plan for which it receives no compensation.

7. Plan Termination

The Plan, as currently stated, does not specifically provide for a termination of the Company's matching contributions; however, it does provide authority to the Board of Directors to modify or terminate the Plan as it deems necessary, subject to the provisions of ERISA. The Company intends to file a liquidation plan with the Court which could ultimately impact the Company's decision to continue making contributions to the Plan. In the event of a termination of the Plan, participants shall be entitled to receive the amounts then credited to their accounts.

National Steel
Retirement Savings Plan

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

National Steel
Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	(e) Current Value
*	Fidelity Management Trust Company	Cash Reserves (33,298,887 shares)	$ 33,298,887
		Contrafund (170,624 shares)	6,586,076
		Equity Income Fund (1,003,977 shares)	39,827,770
		Freedom 2000 Fund (124,280 shares)	1,368,326
		Freedom 2010 Fund (181,290 shares)	2,073,962
		Freedom 2020 Fund (127,504 shares)	1,356,647
		Freedom 2030 Fund (68,094 shares)	697,283
		Freedom Income Fund (43,066 shares)	456,504
		Growth & Income Portfolio (153,891 shares)	4,664,436
		Independence Fund (3,098,020 shares)	40,491,119
		Intermediate Bond Fund (1,510,016 shares)	16,202,474
		Magellan Fund (372,665 shares)	29,425,652
		NSC Class B Common Stock (1,770,928 shares)	185,947
		Overseas Fund (84,504 shares)	1,859,080
		Small Cap Stock Fund (248,202 shares)	3,301,080
		Spartan U.S. Equity Index Fund (131,872 shares)	4,107,816
*	Participant loans	Principal amount of $2,633,801 with interest ranging from 5.75% to 10.5%, due through December 2007	2,633,801
	Total		$ 188,536,860

* Indicates a party-in-interest to the Plan.
Note: Column (d), cost information, is not required and therefore has been omitted.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL STEEL RETIREMENT SAVINGS PLAN

BY: ______________________________
Kirk A. Sobecki
President

BY: ______________________________
William E. McDonough
Senior Vice President, Chief Financial Officer and Treasurer

Date: June 27, 2003

EXHIBIT INDEX

Exhibit 23

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-51087) pertaining to the National Steel Retirement Savings Plan of our report dated May 30, 2003, with respect to the financial statements and schedule of the National Steel Represented Employee Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Indianapolis, Indiana
June 24, 2003

Exhibit 99-A

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, being the Chief Executive Officer of National Steel Corporation (the "Company"), hereby certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Company's Form 11-K for the annual period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Executed as of this 27th day of June 2003.

/s/ Kirk A. Sobecki
Kirk A. Sobecki
President

This Certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of § 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to National Steel Corporation and will be retained by National Steel Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99-B

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, being the Chief Financial Officer of National Steel Corporation (the "Company"), hereby certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Company's Form 11-K for the annual period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Executed as of this 27th day of June 2003.

/s/ William E. McDonough
William E. McDonough
Senior Vice President, Chief Financial Officer and Treasurer

This Certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of § 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to National Steel Corporation and will be retained by National Steel Corporation and furnished to the Securities and Exchange Commission or its staff upon request.